Exhibit 99.1

I-Mab’s Announcement on Unusual Price Movement

SHANGHAI, China, and GAITHERSBURG, MD. – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics. The Company has noted the recent unusual fluctuations in the price and trading volume of the American depositary shares (the “ADSs”) of the Company and emphasizes that its business and pipeline developments are all well on track and have no adverse changes. The Company has strong confidence in its global competitive pipeline and is accelerating ongoing transformation towards an integrated global biopharma as planned.

Latest Development of Lemzoparlimab and Uliledlimab:

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Lemzoparlimab: multiple clinical studies are ongoing in both the U.S. and China, including lemzoparlimab in combination with azacytidine in myelodysplastic syndrome (MDS) and acute myelocytic leukemia (AML), in combination with rituximab in non-Hodgekin’s lymphoma (NHL), and in combination with pembrolizumab (Keytruda ®) or toripalimab (TUOYI ®) in advanced solid tumors. Based on data from multiple on-going clinical trials so far, approximately 180 patients, including 120 patients with hemetological maglinancies, have been treated with lemzoparlimab without the need for priming dosing, and showed anti-tumor activity and a favorable safety profile and lack of a unwanted “sink effect”. Data readout from MDS, NHL and solid tumor clinical trials is expected in 2022.

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Uliledlimab in combination with toripalimab (TUOYI®) : The China phase 2 cohort expansion study in patients with advanced or metastatic cancers who are refractory to or intolerant of all available therapies is ongoing. The company expects to submit the preliminary data to ASCO 2022.

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In 2022, the Company expects to deliver a series of significant clinical milestones. As a result, the pipeline will be advanced to include 3—4 registrational clinical trials (lemzoparlimab, estansomatropin, felzartamab), 11 Phase 2 clinical trials (including 8 new trials) and 3 Phase 1 clinical trials by end of 2022.

Financial Position:

•	The company has strong cash position with approximately $700 million, as of 31 December, 2021.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

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Between 2022 to 2023, the company expects to receive over $100 million cash from the existing out-licensing deals. The current cash on hand is sufficient to fund the Company’s operations for three years.

The Company’s fundamentals remain very strong. In 2021, I-Mab has successfully delivered planned important clinical and corporate milestones and will continue building on the strong momentum to deliver critical new milestones, including reporting multiple key clinical data readouts, initiating new registrational trials and accelerating dual listing on The Main Board of The Stock Exchange of Hong Kong Limited, continually creating value for patients and shareholders.

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About I-Mab

I-Mab (Nasdaq: IMAB) is an innovation-driven global biopharma company focused on the discovery, development and commercialization of novel and highly differentiated biologics for immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s globally competitive pipeline of more than 20 clinical and preclinical-stage drug candidates is driven by its internal discovery and global partnerships for in-licensing, based on the Company’s Fast-to-Proof-of-Concept and Fast-to-Market development strategies. The Company is progressing from a clinical-stage biotech company into a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, a world-class GMP manufacturing facility, and commercial capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou, Guangzhou, Lishui and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter, and WeChat.

I-Mab Forward Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

I-Mab Contacts

John Long Chief Financial Officer john.long@i-mabbiopharma.com +86 21 6057 8000	Gigi Feng Chief Communications Officer gigi.feng@i-mabbiopharma.com +86 21 6057 8000

Investor Inquiries

The Piacente Group, Inc. Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com